April 9, 2007
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549
Attn: Scott Stringer

RE:	Delta Apparel, Inc. File No. 001-15583 Form 10-K for the year ended July 1, 2006
Ladies and Gentlemen:
     Reference is made to the comments to the Form 10-K for the fiscal year ended July 1, 2006 of Delta Apparel, Inc. received from the Staff of the SEC in a letter from Michael Moran, dated April 2, 2007 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter and the comments have been reproduced for ease of reference.
     The Company’s responses to the Staff’s comments are as follows:
Item 7—Management’s Discussion and Analysis, page 14
Results of Operations, Overview, page 15
1.	We note your response to prior comment 3. Disclosure which includes statements such as “we believe it provides a more complete understanding of our business”, “we believe it is useful for investors to assess the operating performance of the business without the effect of these transactions” we do not believe demonstrate the usefulness of the non-GAAP measure. In future filings when addressing each of the disclosure requirements set forth in Question 8 of Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, provide a robust, comprehensive discussion tailored specifically to your Company and your situation, complete with substantive disclosure. Show us what your disclosure will look like revised.

Response to Comment 1

The non-GAAP disclosure used in the Form 10-K for the fiscal year ended July 1, 2006 was a non-GAAP measure relating to our 2005 fiscal year. As such, we will not be reporting this non-GAAP measure in future filings. In addition, we do not currently intend to use other non-GAAP measures in future filings. If, however, we do use a non-GAAP measure in future filings, we will provide a robust, comprehensive and substantive discussion tailored to our Company and our situation.
Note 2—Significant Accounting Policies, Page F-9
Accounts Receivable, page F-9
2.	We note your response to prior comment 6 and found the Company’s response to be informative. In addition to providing the accounts receivable reconciliation please enhance your accounts receivable disclosure by incorporating your response regarding the terms and accounting of the agreement into the discussion.

Response to Comment 2

Our discussion of accounts receivable will be supplemented accordingly in future filings.
We acknowledge that Delta Apparel, Inc. is responsible for the adequacy and accuracy of the disclosures included in the Form 10-K for the year ended July 1, 2006 and understand that staff comments or our changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filing. In addition, we understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these responses, please direct them to Deborah Merrill, Chief Financial Officer at 864-232-5200 x6620.
Sincerely,
/s/ Deborah H. Merrill
Deborah H. Merrill
Vice President and Chief Financial Officer